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VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	William Demarest
Isaac Esquivel
Ruairi Regan
Dorrie Yale
Division of Corporation Finance
Office of Real Estate & Construction

Re:	GSR IV Acquisition Corp.
Draft Registration Statement on Form S-1
Filed June 20, 2025
CIK No.: 0002072404

To the addressees set forth above:

On behalf of our client, GSR IV Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 17, 2025 (the “Comment Letter”) with respect to the Confidential Draft Registration Statement on Form S-1 filed with the Commission by the Company on June 20, 2025. Concurrently with the filing of this letter, the Company has filed a Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

July 29, 2025

Draft Registration Statement on Form S-1 filed June 20, 2025

Cover page

1.	We note the reference to the dilution risk from the additional issuance of securities that may occur as a result of the conversion of certain loans. Please also discuss whether the other compensation to be paid and securities issued to the sponsor, its affiliates, and promoters may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on the cover page and pages 83, 91, and 93 of the Registration Statement.

2.	Please state whether the redemptions will be subject to any limitations. In this regard, we note your $5,000,001 net tangible asset requirement and the redemption limitation for shareholders holding more than 15% of the shares sold in the offering. See Item 1602(a)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on the cover page of the Registration Statement.

3.	Please revise to explain the first time the term is used on your cover page that your “permitted withdrawals” include the ability to use interest earned on the funds in your trust account for working capital requirements.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on the cover page and page 1 of the Registration Statement.

Summary, page 1

4.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the sponsor is not, is not controlled by, and has no members who are, or have substantial ties with, a non-U.S. person.

5.	We refer to your disclosure in Note 4 on page F-13 regarding the anti-dilution adjustments that may result in the issuance of additional securities to the sponsor, its affiliates and promoters in connection with the conversion of founder shares to Class A shares in order to maintain the number of founder shares at 20%. Please revise to describe such anti-dilution adjustments on the cover page, here, and in the tabular disclosure on page 6. State whether and the extent to which these securities issuances may result in a material dilution of the purchaser’s equity interests, as required by Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised Note 4 on page F-13 as the prior disclosure is not applicable to this transaction. Therefore, the Company respectively advises the Staff that no additional disclosure has been included on the cover page or the tabular disclosure.

July 29, 2025

6.	Please revise your tabular disclosures starting on pages 7 and 96 to also discuss the lock-up agreement you have with your underwriter, as referenced in your disclosures, such as on page 167, and expand on your reference to your sponsor members to disclose the natural persons and entities subject to the transfer restrictions. Refer to Item 1603(a)(9) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that none of the non-managing sponsor members will own a material interest in the sponsor. The Company has accordingly revised disclosure on pages 7, 9, 99, 101, and 167 of the Registration Statement.

7.	We note your various disclosures that if you seek shareholder approval of your initial business combination, GSR Sponsor, your directors, officers, advisors or any of their affiliates may purchase public shares or rights in privately negotiated transactions or in the open market either prior to or following the completion of your initial business combination, and your reference to compliance with Tender Offers and Schedules CD&I 166.01. However, we also note your statement on page 106 that the purpose of such a transaction could be to vote in favor of the business combination and your disclosure on page 43 indicating that the price could be different than the redemption price. To the extent applicable, please revise to reconcile your disclosures, or advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on pages 24, 44, 83, 109, and 110 of the Registration Statement. On pages 24 and 83, we expanded the cross-reference to section “Business — Permitted purchases and other transactions with respect to our securities which includes more details regarding the possible negotiated transactions.”

Additional Disclosures, page 10

8.	You state here and elsewhere that you are not aware of any fiduciary duties or contractual obligations of your officers or directors that will materially affect your ability to complete your initial business combination, because the only special purpose acquisition company that one of your directors is also a director of has already identified a business combination target. However, we note that in addition to GSR III Acquisition Corp., Mr. Silberman is also a director of Chain Bridge I, which appears to have terminated its agreement with its prior business combination target. Please revise your disclosures as appropriate to discuss this conflict, or advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on pages 11, 33, 103, 124, and 134 of the Registration Statement.

July 29, 2025

Founder shares, page 17

9.	You state here and elsewhere in your prospectus that in addition to the founder shares, you would need 28.2% of the public shares to approve an initial business combination, and that if only the minimum number of shares representing a quorum are voted, you would only need one public share. Please explain to us these calculations. In this regard, for example, we note your statement that a quorum is present if one-third of the outstanding shares are represented.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on pages 19, 39, 40, and 146 of the Registration Statement to clarify the additional shares required to vote in favor of an initial business combination in order to have such initial business combination approved. The Company also provides the following clarifications in connection with the calculations disclosed therein:

●	The calculation of 34.1% is assuming that all issued and outstanding shares are voted, the over-allotment option is not exercised. 5,750,000 founder shares in issuance, 610,500 private placement shares, plus 6,819,751 additional shares or 34.1% of the issued and outstanding shares (not including the exercise of the over-allotment) shall provide the required voting threshold of a simple majority (50+1) of the issued and outstanding shares (not including the exercise of the over-allotment) to be voted in favor of an initial business combination in order to have such initial business combination approved.

●	In accordance with the amended and restated memorandum and articles of association, a quorum for a meeting will be present if the holders of one-third of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy. 8,786,834 shares outstanding are required for a quorum. 4,393,418 shares are required to be voted in favor of an initial business combination in order to have such initial businss combination approved. If all 5,750,000 founder shares in issuance and 610,500 private placement shares are voted in favor of an initial buisness combination, no public shares are required to vote in order to have our initial business combination approved (assuming the overallotment option is not exercised).

Manner of conducting redemptions, page 24

10.	You state on page 26 and elsewhere in your prospectus that you will not consummate a business combination unless you have net tangible assets of “at least $5,000,001,” but that this amount is “less permitted withdrawals and up to $100,000 of interest to pay dissolution expenses.” We also note your other disclosures indicating that you will only consummate a business combination if your net tangible assets will be at least $5,000,001, and that your risk factor on page 53 states that you do not have a maximum redemption threshold. Please revise to reconcile or otherwise clarify your disclosures.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on the cover page and pages 27, 35, 55, 86, 117, 119, and 145 of the Registration Statement.

July 29, 2025

Conflicts of interest, page 31

11.	Please expand your discussion in this section to discuss the conflict arising from the sponsor and management’s ownership of the founder shares, including that the founder shares and rights will be worthless if the SPAC does not complete an initial business combination within the allotted time.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on pages 14, 33, 72, 134, and 135 of the Registration Statement.

Risk Factors, page 38

12.	We note numerous exceptions to the transfer restrictions in the table on page 8. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or all or any portion of its membership interests in the sponsor. Address the consequences of such removal to the company’s ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on page 63 of the Registration Statement.

13.	Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on page 49 of the Registration Statement. The Company will update the existing disclosure if the Company’s facts and circumstances change over time.

The ability of our public shareholders to redeem their shares for cash..., page 39

14.	Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on pages 77 and 78 of the Registration Statement.

July 29, 2025

15.	We note that your forum selection provision identifies the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for certain litigation, arising out of or relating in any way to the rights agreement. Please disclose whether this provision applies to actions arising under the Securities Act. If so, please state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on page 66 of the Registration Statement.

Use of Proceeds, page 78

16.	We note use of net proceeds not held in the trust account of $350,000 for office space and staffing support, which represents approximately 6 months of payments at the rate of $55,556 per month pursuant to the proposed Administrative Services Agreement. Given that you have 18 months to complete the initial business combination, please advise why you have not included costs assuming you continue for that period of time and how you expect to cover those costs if not from proceeds held outside the trust. To the extent you intend to use interest earned on the funds held in the trust account to fund your expenses, please revise this section to reflect such intention. In this regard, we refer to your disclosure on page 138.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on pages 81 and 91 of the Registration Statement.

Management, page 123

17.	You state that your board is classified into three classes and that it will consist of six directors. Please update the table on page 123 to disclose the directors and to specify which directors belong to each class. In addition, please revise your disclosure to clarify the business experience, principal occupations, and employment of each director and executive officer during the past five years. Refer to Item 401(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on pages 127, 129, and 130 of the Registration Statement.

July 29, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.

Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:	Gus Garcia, Co-Chief Executive Officer, GSR IV Acquisition Corp.
Lewis Silberman, Co-Chief Executive Officer, GSR IV Acquisition Corp
James Brown, Holland & Knight LLP